SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940


                              BOSTON 1784 FUNDS(R)

                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit the Boston 1784 Massachusetts Tax-Exempt Income Fund, Boston 1784 Connecticut Tax-Exempt Income Fund, Boston 1784 Rhode Island Tax-Exempt Income Fund and Boston 1784 Tax-Exempt Medium Term Income Fund (collectively, the "Funds") to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable as to each of the Funds listed above (but is inapplicable to any other series of the Registrant) while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                   SIGNATURES

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Oaks in the Commonwealth of Pennsylvania on the 28th day of October, 1997.

                                   Signature:


                                    By: /s/ Robert A. Nesher
                                        ---------------------
                                        Robert A. Nesher, President



Attest: /s/ Barbara A. Nugent
        ----------------------
        Barbara A. Nugent, Vice President
        & Assistant Secretary